UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

SJW Group

(Name of Subject Company)

Waltz Acquisition Sub, Inc.

a wholly owned subsidiary of

California Water Service Group

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

784305104

(Cusip Number of Class of Securities)

Lynne P. McGhee

Vice President and General Counsel

California Water Service Group

1720 North First Street,

San Jose, CA 95112

(408) 367-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Douglas Smith Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	Eduardo Gallardo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,418,659,446.75	$176,623.10

*                 Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $68.25, the per share tender offer price, by (b) the sum of (i) 20,594,486, the number of outstanding shares of SJW common stock plus (ii) 66,538, the number of shares of SJW common stock issuable upon vesting of SJW Restricted Share Units and SJW Performance Share Units, (iii) 7,000, the number of shares of SJW common stock deliverable pursuant to the terms of vested and deferred SJW Restricted Share Units and (iv) 118,195, the number of shares of deferred SJW Common Shares, including deferred SJW Common Shares with dividend equivalent rights convertible into deferred SJW Common Shares, deliverable subject to and upon the terms of applicable deferral elections. The foregoing share figures were based on the Agreement and Plan of Merger entered into among SJW, Connecticut Water Service, Inc. and Hydro Sub, Inc., dated as of March 14, 2018 filed with SJW’s Form 8-K filed on March 15, 2018 with the Securities and Exchange Commission and SJW’s Form 10-Q filed on May 8, 2018 with the Securities and Exchange Commission.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $176,623.10	Filing Party: California Water Service Group
Form or Registration No.: Schedule TO (File No. 005-36500)	Date Filed: June 7, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third—party tender offer subject to Rule 14d—1.

☐            issuer tender offer subject to Rule 13e—4.

☐            going—private transaction subject to Rule 13e—3

☐            amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 7, 2018, as amended by Amendment No. 1 to Schedule TO filed on June 21, 2018 (“Amendment No. 1,” collectively, with any amendments and supplements hereto, the “Schedule TO”) by California Water Service Group (“California Water”), and Waltz Acquisition Sub, Inc., a wholly owned subsidiary of California Water (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SJW Group (“SJW”), at $68.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”.  All capitalized terms here but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase and related Letter of Transmittal, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein.

Items 1 through 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the last paragraph on page 9 of the Offer to Purchase under the heading “Terms of the Offer” is hereby amended and restated in its entirety as follows:

The Offer is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the Termination Condition, the Section 203 Condition, the State Regulatory Condition, and the HSR Condition.  If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, or (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn.

The information set forth in the fourth and fifth paragraphs on page 10 of the Offer to Purchase under the heading “Terms of the Offer” are hereby amended and restated in their entirety as follows:

If we extend the Offer or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights.”

Any extension, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof.  In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. California Water and the Purchaser do not currently intend to offer a subsequent offering period.

The information set forth in the last paragraph on page 10 and the paragraph immediately thereafter under the heading “Acceptance for Payment and Payment of Shares” are hereby amended and restated in their entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn, promptly after the Expiration Date.  For a description of our right to terminate the Offer and not accept for payment or pay for Shares, see “The Offer—Section 14—Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents.  For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.  Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer.

The information set forth in the second to last paragraph on page 14 of the Offer to Purchase under the heading “Withdrawal Rights” is hereby amended by deleting the phrase “delay acceptance for payment or payment of Shares.”  The paragraph now reads as follows:

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 6, 2018, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

The information set forth in the supplemental paragraph added by Amendment No. 1 on page 14 of the Offer Purchase under the heading “Withdrawal Rights” is hereby deleted in its entirety.

The information set forth in the second to last paragraph on page 29 under the heading “Conditions of the Offer,” as amended by Amendment No. 1, is hereby amended by deleting the phrase, “regardless of the circumstances giving rise to any such conditions.”  The paragraph now reads as follows:

The foregoing conditions are for the sole benefit of California Water, the Purchaser and their affiliates and may be asserted by us in our reasonable discretion or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date.

The information set forth on page 31 of the Offer to Purchase under the subheading “California Public Utility Commission Approval,” as amended by Amendment No. 1, is hereby amended and supplemented to include the following disclosure:

On June 21, 2018, Commissioner Carla Peterman of the CPUC announced that a proposed Order Instituting Investigation (the “OII”) into the SJW/CTWS merger will be brought to the CPUC for a vote at its July 12, 2018 meeting, in order to facilitate its review of the proposed merger.  We believe the OII will affect the timing of any merger or acquisition involving SJW, regardless of the counterparty.  In light of the foregoing, we estimate the proceeding could be resolved in six to 12 months if SJW agrees to our June 7, 2018 request to cooperate in filing an application, or up to 18 months if the application is protested.  The statutory maximum is 18 months, unless otherwise ordered by the CPUC.

The information set forth on page 31 of the Offer to Purchase under the subheading “Public Utility Commission of Texas,” as amended by Amendment No. 1, is hereby amended and restated in its entirety as follows:

Public Utility Commission of Texas. About the same time as California Water files an application with the CPUC, it will file an application for approval of the transaction by the TPUC. The TPUC reviews transactions where any person acquires a controlling interest in a utility or a utility purchases voting stock in another utility doing business in Texas and where a utility is sold or merged with another.  While the TPUC does not have a statutory maximum for approval of the acquisition of a controlling interest in a water utility, the statute requires that California Water submit its application at least 60 days before the transaction’s closing.  Assuming a complete application and no challenges, the TPUC may issue the authorization at the end of the 60-day period.  If a party challenges the transaction and/or the TPUC decides to hold a hearing, this could extend the regulatory approval timeline by at least eight months.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Index No.

(a)(5)(iii)                                                 Letter to SJW Group Stockholder, dated June 25, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2018
WALTZ ACQUISITION SUB, INC.

	By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

CALIFORNIA WATER SERVICE GROUP

	By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

(a)(1)(i)	*	Offer to Purchase dated June 7, 2018.

(a)(1)(ii)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	*	Summary Advertisement as published in The New York Times on June 7, 2018.

(a)(5)(i)	*	Press release issued by California Water on June 7, 2018.

(a)(5)(ii)	*	Press release issued by California Water on June 15, 2018.

(a)(5)(iii)	#	Letter to SJW Group Stockholder, dated June 25, 2018.

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*                 Previously filed

#                 Previously filed as additional definitive proxy soliciting material on June 25, 2018 and incorporated herein by reference.